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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
~~PART III~~

SEC FILE NUMBER
8- 68173

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TOD'S POINT CAPITAL LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 FIRST STAMFORD PLACE
(No. and Street)

STAMFORD (City) CT (State) 06902 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JENNIFER WRIGHT, CHIEF FINANCIAL OFFICER (203) 409-3748
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

PRICEWATERHOUSECOOPERS CENTER 300 MADISON AVENUE (Address) NEW YORK (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Tod's Point Capital LLC

Statement of Financial Condition
December 31, 2012

SEC
Mail Processing
Section
FEB 28 2013
Washington DC

pwc

Tod's Point Capital LLC
Statement of Financial Condition
December 31, 2012

SEC
Mail Processing
Section

FEB 28 2013

Washington DC
402

Tod's Point Capital LLC
Index
December 31, 2012

Page(s)

pwc

Independent Auditor's Report

To the Member of
Tod's Point Capital LLC:

We have audited the accompanying statement of financial condition of Tod's Point Capital LLC (the "Company") as of December 31, 2012.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

pwc

Opinion

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Tod's Point Capital LLC at December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 26, 2012

Tod's Point Capital LLC
Statement of Financial Condition
December 31, 2012

Assets		
Cash and cash equivalents	$	3,107,556
Business service fee receivable		57,209
Fixed assets (net of accumulated depreciation of $111,817)		46,135
Prepaid expenses and other assets		41,763
Total assets	$	3,252,663
Liabilities and Member's Equity		
Liabilities		
Payable to related parties	$	206,873
Compensation and taxes payable		113,794
Accounts payable and other accrued expenses		50,901
Payable to clearing broker		24,752
Total liabilities		396,320
Commitments and contingencies (Note 3)		
Member's equity		2,856,343
Total liabilities and member's equity	$	3,252,663

The accompanying notes are an integral part of this statement of financial condition.

1. Organization

Tod's Point Capital LLC (the "Company"), a Delaware limited liability company, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") since January 5, 2010. The Company is an introducing broker-dealer, does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 under Section (k)(2)(ii).

The Company is a wholly owned subsidiary of Tod's Point Capital Holding Company LLC (the "Parent"), a Delaware limited liability company.

2. Summary of Significant Accounting Policies

Basis of Presentation
This statement of financial condition has been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Financial Accounting Standards Board Accounting Standards Codification (the "Codification" or "ASC") is the single source of authoritative literature of U.S. GAAP. The Codification consolidates all authoritative accounting literature which supersedes all pre-existing accounting and reporting standards, excluding separate rules and other interpretive guidance released by the SEC. New accounting guidance is now issued in the form of Accounting Standards Updates, which update the Codification.

The following is a summary of the significant accounting policies followed by the Company.

Use of Estimates
The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Guarantees
ASC Topic 460, "Guarantees", requires the disclosure of representations and warranties which the Company enters into which may provide general indemnifications to others. The Company in its normal course of business may enter into other legal contracts that contain a variety of these representations and warranties that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

Cash and Cash Equivalents
The Company considers all highly liquid investments with maturity of three months or less at time of acquisition to be cash equivalents.

Financial Instruments
The fair values of the Company's financial instruments approximate their carrying values due to their short-term nature (receivables, payables). All the Company's financial instruments are Level 1 under ASC 820.

Income Taxes
The Company is a wholly owned subsidiary of the Parent and is treated as a disregarded entity for United States ("U.S.") tax purposes. The Parent is not subject to Federal, State or Local income taxes as it has elected to be taxed as a partnership whereby its owners are personally responsible for taxes on income allocated to them.

The Company follows the provisions of ASC 740-10, "Income Taxes", which requires management to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals of litigation process, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement which could result in Company recording a tax liability that would reduce member's equity. The Company did not have any unrecognized tax benefits at December 31, 2012. The Company does not expect any change in unrecognized tax benefits in the next year.

The Company may take positions with respect to certain tax issues which depend on legal interpretation of facts or applicable tax regulations. Should the relevant tax regulators successfully challenge any such positions, the Company might be found to have a tax liability that has not been recorded in the Statement of Financial Condition. Also, management's conclusions regarding the authoritative guidance may be subject to review and adjustment at a later date based on changing tax laws, regulations and interpretations thereof.

Fixed Assets
Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis at rates based upon the estimated useful lives of the respective assets. As of December 31, 2012, the Company's fixed assets include computer hardware with a useful life of five years and an original cost of $157,952 and accumulated depreciation of $111,817.

3. Commitments and Contingencies

The Company is party to lease agreements as amended, through December 31, 2014, for office space future minimum annual rental commitments under the lease are as follows:

Year	Amount
2013	$ 183,073
2014	185,130
	$ 368,203

4. Related Parties

In accordance with applicable SEC and FINRA Regulations, the Parent is not permitted to withdraw capital from the Company if its net capital would fall below minimum required levels.

In January 2009, the Company entered into a Services Agreement ("Services Agreement") with Ellington Management Group, L.L.C., a Delaware limited liability company ("EMG"). EMG is under common control with the Parent. EMG Holdings, L.P., a Delaware Limited Partnership, is a direct owner of the Parent, an indirect owner of the Company and a direct owner of EMG. Under the Services Agreement, EMG agrees to provide certain administrative and operational services to the Company. These services include the provision of executive management, compliance, legal and accounting personnel as required and requested by the Company. Certain administrative and overhead expenses incurred by EMG in providing services are charged directly to the Company. Liabilities owed under this Service Agreement, in the amount of $138,375, are included in Payable to related parties on the Statement of Financial Condition at December 31, 2012.

In May 2012, the Company entered into a Business Services Agreement ("BSA") with EMG. Under the BSA, EMG agrees to compensate the Company for services provided by the Company's registered representatives. Receivables due under this BSA, in the amount of $57,209, are included in Business service fee receivable on the Statement of Financial Condition.

5. Cash and Cash Equivalents

As of December 31, 2012, the Company's cash and cash equivalents include the following balances outstanding:

Financial Institution	Balance	Percentage of Total
JP Morgan Prime Money Market Premier Fund	$ 2,013,000	64.78 %
JP Morgan U.S. Treasury Plus Premier Fund	862,000	27.74
Blackrock Liquidity Temp Fund	33,000	1.06
Checking Account with the Bank of New York Mellon	199,556	6.42
	$ 3,107,556	100.00 %

Cash is primarily held at one financial institution and at times may exceed federally insured limits. It is the opinion of the Company's management that the solvency of the referenced financial institution is not a concern at this time.

6. Off-Balance Sheet Risk and Concentration of Credit Risk

The Company's customers' securities transactions are introduced on a fully-disclosed basis to its clearing broker, Pershing LLC. The clearing broker carries all customer accounts and is responsible for collection and payment of funds and receipt and delivery of securities relative to customer securities transactions. These transactions may expose the Company to off-balance-sheet risk, wherein the clearing broker may charge the Company for any losses it incurs in the event that customers may be unable to fulfill their contractual commitments and margin requirements are not sufficient to fully cover losses. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and ensure that customer transactions are executed properly by the clearing broker which is subject to the credit risk of the clearing broker.

7. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Under Rule 15c3-1, the Company is required to maintain minimum net capital equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness.

At December 31, 2012, the Company had net capital of $2,653,097, which was $2,553,097 above its required net capital of $100,000. The ratio of aggregate indebtedness to net capital was .15 to 1 at December 31, 2012.

8. Subsequent Event

Subsequent events have been evaluated through February 26, 2013, which is the date the Statement of Financial Condition was available to be issued.

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© 2012 PricewaterhouseCoopers LLP. All rights reserved. In this document, "PwC" refers to PricewaterhouseCoopers LLP, a Delaware limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.